Exhibit 12

Nucor Corporation

2016 Form 10-Q

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,					Six Months Ended July 2, 2016	Six Months Ended July 4, 2015
	2011	2012	2013	2014	2015
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$1,251,812	$852,940	$791,123	$1,204,577	$709,238	$512,410	$335,267

Plus: (earnings)/losses from equity investments	10,043	13,323	(9,297)	(13,505)	(5,329)	(16,064)	(435)

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	183,541	179,169	164,128	178,240	178,941	93,009	88,876

Plus: amortization of capitalized interest	2,724	2,550	3,064	4,166	4,062	1,942	1,877

Plus: distributed income of equity investees	3,883	9,946	8,708	53,738	15,132	37,026	12,142

Less: interest capitalized	(3,509)	(4,715)	(10,913)	(2,946)	(311)	(1,600)	(91)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(83,591)	(88,507)	(97,504)	(101,844)	(138,425)	(58,271)	(51,081)

Total earnings before fixed charges	$1,364,903	$964,706	$849,309	$1,322,426	$763,308	$568,452	$386,555

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$182,321	$178,218	$162,899	$177,088	$177,855	$92,451	$88,310

Estimated interest on rent expense	1,220	951	1,229	1,152	1,086	558	566

Total fixed charges	$183,541	$179,169	$164,128	$178,240	$178,941	$93,009	$88,876

Ratio of earnings to fixed charges	7.44	5.38	5.17	7.42	4.27	6.11	4.35